November 21, 2007

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20529

Dear Mr. Nolan:

We acknowledge receipt of your letter dated November 7, 2007. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2006, Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, and Form 8-K dated October 8, 2007.

Form 10-K for the Period Ended December 31, 2007
Risk Factors, page 17
The Corporation is unable to predict what adverse consequences, if any, or other effect transactions with Doral Financial Corporation or R&G Financial Corporation, the civil litigation related to Doral or R&G matters or the related investigation could have on the Corporation, page 20.

1.   We refer to your response to Comment 1 in response letter dated October 5, 2007. Considering that the Company is unable to determine the adverse consequences related to the transactions it has had with Doral and R&G, in order to provide enhanced disclosure to readers regarding the nature of these transactions, please revise this risk factor in future filings to include the following:

  A brief summary of the general nature, timing and extent of the dealings that the Company has had with Doral and R&G. The Company should consider including a reference to the sections of the 2005 l0-K where these transactions are discussed in greater detail;
  A summarized materiality assessment of the impact that these transactions with Doral and R&G had on the Company’s financial income statement and balance sheet for the fiscal periods involved; and
  A brief statement describing the extent to which the Company is included as a named party in the civil litigation related to Doral and R&G.

Management comments:
The Corporation added additional disclosure regarding the nature, timing and extent of transactions in its Quarterly Report on Form 10-Q in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Other Matters – Transactions with Doral Financial Corporation; Transactions with R&G Financial Corporation” for the quarter ended September 30, 2007. In connection with the preparation of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007, management will review and update the risk factor disclosure included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2006. If management determines that any indeterminable adverse consequences or other effects from the Corporation's transactions with Doral Financial Corporation or R&G Financial Corporation are still appropriate to include in risk factor disclosure, management will provide:

  a brief summary of the general nature, timing and extent of the Corporation's transactions with Doral Financial Corporation or R&G Financial Corporation, including a cross-reference to the discussion of those transactions in the Management's Discussion and Analysis of Financial Condition and Results of Operations section in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2005;
  a summary of the Corporation's materiality assessment with respect to the impact of the transactions with Doral Financial Corporation or R&G Financial Corporation on any income statements or balance sheets included in the filing (which may be a statement that the transactions with Doral Financial Corporation or R&G Financial Corporation did not have any material impact on any income statements or balance sheets included in the filing); and
  aclear statement regarding the Corporation's involvement as a party in civil litigation related to Doral Financial Corporation or R&G Financial Corporation (which the Corporation expects will be a statement that the Corporation is not involved as a party in civil litigation related to Doral Financial Corporation or R&G Financial Corporation).

Interest-only strips, page P78

2.  We refer to your response to Comment 4. Please confirm to us that you will discuss in future filings:

  Why management has determined to prospectively classify new residual IO strips as trading securities as compared to recording them in periods prior to fiscal 2006 as available-for-sale securities;

Management comments:
In connection with the preparation of the Corporation's Annual Report on Form 10-K for the year ended December 31, 2007, management will review its disclosures in the Management Discussion and Analysis with respect to the residual IO strips to include the reason why management determined to prospectively classify new residual IO strips as trading securities as opposed to available-for-sale securities. This determination was made because it is permitted by the accounting pronouncements and because the IOs classified as trading securities are marked-to-market through earnings (favorable and unfavorable value changes) as opposed to available-for-sale securities in which the changes in value are recorded as unrealized gains (losses) through equity, unless unfavorable changes are considered other-than temporary. Classifying interest-only strips as trading securities eliminates unnecessary management’s judgment and cumbersome documentation in the analysis of other-than-temporary impairments.Given those considerations, the nature of these residual interests (not considered “plain-vanilla IOs under accounting guidance interpretation) and management’s determination that most impairment with respect to these assets were deemed other-than-temporary, the Corporation understands that classifying these IOs as trading securities is a better financial statement presentation. Management’s determination to prospectively classify the IOs as trading securities was driven by accounting considerations as expressed above and not by intent to actively trade these assets.

•   The effect of the relative illiquidity of the “1Os” on expected trading activity; and

Management comments:
Illiquidity in the subprime markets has had a direct impact on the value and liquidity of the Corporation’s IOs. Given market conditions, management does not anticipate selling the remaining $22 million of IOs (balance as of September 30, 2007). Sales, if any, would likely be a component of broader strategic initiatives, such as the downsizing of PFH operations.

•   The Company’s intentions to hold these residual interests for an extended period of time    under the guidance in interpretive responses to Questions 34 and 35 of the Q&A to SFAS   115.

Management comments:
Refer to management’s comments above.

Note 28, Derivative instrument and hedging activities, page P112

3.  We refer to your response to comment 10 regarding the credit default swaps in which the Company is the protection seller for a notional amount of $33.5 million. Please tell us and in future filing provide the following information:

•    State how the notional amount of the credit default swap was determined as it relates to the credit events that are the subject of the swaps;

Management comments:
“Entity A” entered into a series of underlying interest rate swaps with “Entity B”. A number of firms participated in the economics of the transaction guaranteeing Entity A performance under the interest rate swaps. The credit default swap (“CDS”) is associated to net settlement payments on interest rate swaps, not principal bond payments. Popular Securities (“PSI”) was allocated 5% of the total notional amount ($669 million * 5% = $33.5 million) of the underlying interest rate swaps.

•    Describe the nature of the specific credit default event that will trigger a payment obligation by the Company under the credit default swaps;

Management comments:
The nature of the specific credit default event that will trigger a payment obligation by PSI under the CDS consists of the failure by Entity A to pay any one of the periodic payments due under the underlying swaps (the “Reference Payment Obligation”) or a termination payment with Entity B. Also, although not an Entity A credit event under the terms of the credit default swap, the interest rate swaps agreement between Entity A and Entity B, has as an additional termination event: the withdrawal, suspension or ratings downgrade of “Entity A” to a rating below BBB- by any of the three major agencies. The termination event will only trigger PSI performance if Entity A fails to pay its obligation under the interest rate swap to Entity B.

•    State the maximum amount of credit default payment upon the occurrence of the triggering event; and

Management comments:
Maximum Loss of Value: Estimated at the time PSI entered into the transaction at $335,000 (occurring on month 24 of the transaction) at a 99% confidence level using 25% annual standard deviation (a high/conservative number). This analysis did not take into account the probability of default or loss upon event of default. Instead it provides a maximum loss of value on the underlying swaps and assumes that default is 100% probable and that the loss upon default is also 100%. The underlying swaps (not the CDS) had an estimated mark-to-market in favor of Entity A of $356,000 in June 2007 (a $691,000 difference with the maximum loss of value) and of approximately $105,000 as of 11/20/07. This CDS covers Entity A’s obligation under an interest rate swap, not under a bond. There is no principal amount involved. The payment obligation is the net spread between two rates.
Two events have to occur for the CDS to become an obligation of PSI:

1)  Entity A has to be out-of-the-money in the underlying instrument (in this case an underlying interest rate swap)(there would be an obligation from Entity A to Entity B) , and

2)  Entity A has to default or appear close to defaulting in its obligations including the underlying swap.

Neither of these events is expected to occur because of Entity A’s credit standing. The CDS matures in April 2008, which also reduces PSI’s exposure to losses.

•    State the terms and amount of the default protection fee the Company is receiving as the credit protection seller and how it is recognized into income over the term of the swap.

Management comments:
In exchange for an up-front premium equal to the present value of a 10 basis point fee on the notional amount, PSI would assume a contingent payment liability to make a payment upon the occurrence of Entity A credit default event. PSI received $104,000 in April 2006. The fair value of this derivative financial instrument was $0 at September 2007. The Company recorded the $104,000 as income during 2006.

Management is of the opinion that the maximum amount of credit default payment that could occur and the amount of default protection fees are immaterial for detailed disclosures considering the size of the transaction in relation to Popular, Inc.’s asset size and total revenues, and because of the proximity to maturity of the CDS (April 2008). As of today, management is not considering entering into additional CDS contracts. If done, management will expand the disclosures taking into account the SEC staff recommendations.

Form 8-K filed on October 9, 2007

4. We refer to the Form 8-K filed to provide information on a change in segment reporting of the Company and its effects on the historical segments previously presented in their Annual Report on Form 10-K for the year ended December 31, 2006. We also refer to Exhibits 99.1 and 99.2 which include the audited financial statements of the Company for the three-year period ended December 31, 2006 and related Management’s Discussion and Analysis as revised to retroactively combine the Banco Popular North America and Popular Financial Holdings segments into one new segment, Popular North America. Please file an amendment to this Form 8-K to provide the following information:

  State the authoritative regulatory and accounting basis that supports why the Company has filed these restated financial statements and related disclosure for 2006 under cover of a Form 8-K. Refer to Section L.4, “Segment Disclosure, Changes in Segments” on page 50 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006.
  Describe the relationship between the Form 8-K and registration statements filed or to be filed which incorporate by reference the Company’s 2006 Form 10-K. Refer to the conditions described in the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006 that permit the inclusion of revised audited financial statements to reflect new reportable segments in registration statements, or in a Form 8-K incorporated by reference in the Form S-3, if annual financial statements are required in a registration statement that incorporates by reference its most recent Form 10-K before the new segment disclosure is required to be presented in the financial statements.
  State the limited circumstances under which the use of these revised audited financial statements and related financial disclosure is appropriate prior to the issuance of the audited financial statements for 2007, which was the year in which change in segment reporting was adopted for implementation. Refer to Note 34, “Subsequent Events, Restructuring and Integration Plan”.
  Revise the “Incorporation of Certain Documents by Reference” section in your Form S-3 filed on October 22, 2007 and in future registration statements filed with the Commission to provide the following information:

▪  The reasons why the Company is incorporating by reference the Form 8-K dated October 8, 2007 with the revised audited segment disclosure and the dual-dated audit report from their external auditors; and

▪   Aspecific reference to the recast segment reporting in the audited financial statements and financial information in the Form 8-K dated October 8, 2007.

Management comments:
As agreed in conversations with the SEC staff on November 8, 2007, management will revise future registration statements and will incorporate the following disclosures in the general and risk factor section of the Form S-3 expected to be filed in connection with the expected issuance by Popular North America, Inc. of $500 million in Senior Notes during the fourth quarter of 2007.
“The financial statements and Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) from our Annual Report for the year ended December 31,2006, have been superseded due to the change in our segment reporting. Our Current Report on Form 8-K dated October 8, 2007, incorporated by reference, provides information of a change in our segment reporting relating to our mainland U.S. operations that was effective in January 2007 and its effects on the historical segment results presented in our Annual Report on Form 10-K for the year ended December 31, 2006. The Current Report on Form 8-K dated October 8, 2007 included revised audited financial statements of Popular, Inc. and a related MD&A that supersede the similarly titled sections presented in our 2006 Annual Report to reflect the change in segments. Investors should review the revised audited financial statements and related MD&A included in our Current Report on Form 8-K dated October 8, 2007, incorporated by reference, and not the audited financial statements and related MD&A incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2006.”

The S-3 filed on October 22, 2007 was done in connection with a rescission offering directed only to the participants in the Corporation’s USA 401(k) Savings and Investment Plan, all of which were current or former employees of the Corporation. Given the unique nature of the rescission offering and based on prior discussions with the SEC staff, the Corporation does not understand that it is necessary to amend the October 22, 2007 registration statement neither to file an amendment to the Form 8-K incorporated by reference therein.

Popular, Inc. acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana González, Senior Vice President and Corporate Comptroller, at 787-763-3258.

Sincerely,

s/JorgeA. Junquera

Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer